CatchMark Timber Trust, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 449-7800

December 6, 2013

VIA EDGAR AND FACSIMILE

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	CatchMark Timber Trust, Inc. (the “Registrant”)
Registration Statement on Form S-11 (File No. 333-191322)

Dear Mr. Kluck:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-191322) at 4:00 p.m. Eastern Time on December 10, 2013, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours, CatchMark Timber Trust, Inc.

By:	/s/ BRIAN M. DAVIS
Brian M. Davis
Senior Vice President and Chief Financial Officer

cc:	Folake K. Ayoolah, Securities and Exchange Commission
Rosemarie A. Thurston, Alston & Bird LLP
Lesley H. Solomon, Alston & Bird LLP